Exhibit 99.174

FOR IMMEDIATE RELEASE

High Tide Opens New Cannabis Retail Store in Medicine Hat

CALGARY, April 14th, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that its new Canna Cabana retail store, located at 543 3rd Street SE, in Medicine Hat, Alberta, has begun selling recreational cannabis products for adult use. The new store represents High Tide’s 82nd branded retail location across Canada selling recreational cannabis products and consumption accessories. The new Medicine Hat store is situated within a major commercial plaza near several restaurants and national banks and is within walking distance of the popular Riverside Veterans’ Memorial Park.

“In keeping with our retail strategy, the new store will follow our differentiated model, serving as the one-stop shop for all Medicine Hat customers’ cannabis and consumption accessory needs at unbeatable prices,” said Raj Grover, President and Chief Executive Officer of High Tide. “Driving Canadian organic growth remains an important part of High Tide’s business plan even as we execute on our other important initiatives such as finalizing our Nasdaq listing,” added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 82 branded retail locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

CONTACT INFORMATION

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401